Execute Sports, Inc.
21143 Hawthorne BL #425
Torrance, CA 90503

James R. Arabia
Chairman and CEO

September 10, 2008

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Mr. Blaise Rhodes
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, North East - Mail Stop 3561
Washington, DC 20549

Re:	Execute Sports, Inc. (the "Company")
SEC File No. 000-52829
From 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-QSB for Fiscal Quarter Ended March 31, 2008 Filed May 5, 2008

Dear Ms. Jenkins and Mr. Rhodes:

The purpose of this letter is to respond to your comment letter dated July 22, 2008 regarding the above-mentioned filings. We appreciate the time you have taken to review our filings. After you have had a chance to review this letter and enclosed attachments, please call or contact us with any additional questions or comments you may have. We welcome any additional comments and are committed to using our best efforts to enhance the overall disclosure in our filings.

The following are the Company's responses and supplemental information as requested. Included with this letter is a marked copy of the Company's proposed Form 10-KSB/A for the period ending December 31, 2007 and Form 10-Q/A for the period ending March 31, 2008. Both marked copies highlight deletions, additions and changes that the Company believes should be included in the 10-KSB/A and 10-Q/A, which the Company intends to file shortly hereafter (a copy of your comment letter is also included).

Our response provided herein is numbered to coincide with your comment letter.

Form 10-KSB

Item 8A(T) - Controls and Procedures, page 28

RESPONSE to Comment # 1

The Company has revised certain of the disclosure found in Item 8A.(T), "Controls and Procedures" found on page 28 of the original filing of its 10-KSB to reflect the following language:

"Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on this assessment, management concluded the Company maintained effective internal control over financial reporting as of December 31, 2007."

Please refer to page 29 of the 10-KSB/A.

Management's Report on Internal Control over Financial Reporting, page 29

RESPONSE to Comment # 2

The Company has included the language requested by this comment. Specifically, the Company has added the following language to Item 8A.(T) "Management's Report on Internal Control over Financial Reporting" language found on pages 28 and 29 in the original filing of its 10-KSB:

"This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in the Annual Report."

Please refer to page 29 of the 10-KSB/A.

RESPONSE to Comment # 3

The Company revised the disclosure in "Changes in Internal Control Over Financial Reporting" to state the following:

"There have been no significant changes in our internal controls over financial reporting during the quarter ended December 31, 2007 that have materially affected or are reasonably likely to materially affect such controls."

Please refer to page 29 of the 10-KSB/A.

Financial Statements

Notes to Consolidate Financial Statements

RESPONSE to Comment # 4

As part of the preparation for responding to your comment # 4 I spoke with two former members of the Board of Directors at the time of the Challenger BK filing (which includes the Company's president), the Company's former Chief Executive Officer, Geno Apicella and the Company's auditor (I had no involvement with the Company at the time of the filing of either of the reports covered by your July 22, 2008 comment letter).

Based upon such due diligence, the Company does not believe that it would have been appropriate to take an impairment charge for the Sugar Sand assets any sooner than the period ending June 30, 2008 (which the Company did in its Form 10-Q filed for that period), as that is the period during which it was learned that Challenger/IMAR would discontinue operations entirely and file Chapter 7 Bankruptcy. Sugar Sand boat sales and orders were at acceptable rates as evidenced by Sugar Sand boat sales in the quarter immediately prior to Challenger's Chapter 7 filing. Additionally, IMAR was quite upbeat in its reports to Company management regarding future sales potential and the reception that Sugar Sand boats were receiving at industry trade shows.

In sum, it appears that the Challenger bankruptcy was abrupt and caught the Company by surprise and that other avenues may have been available to Challenger whereby they, and in particular IMAR, may have continued to operate. In regard to bullet point 2 in comment # 4; the risk factor the Company disclosed on page 8 of its 10-KSB refers to annual sales goals or significant quality issues regarding Sugar Sand boats, not other lines manufactured by Challenger, it is not intended to be a commentary on the overall health of all of Challenger's boat lines and divisions.

The Company does however intend to add a financial footnote M, "Subsequent Events", to its 10-Q/A for the period ending March 31, 2008 as follows:

"On April 25, 2008, Challenger Powerboats, Inc. filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code and indicated it intends to liquidate. IMAR, a division of Challenger and exclusive manufacturer of the Company's Sugar Sand boats, was included in the bankruptcy. The Company believes that it is unlikely that it will be able to arrange any feasible means to produce Sugar Sand boats in the future, and therefore, in its next fiscal quarter for the period ending June 30, 2008 it intends to recognize an impairment charge of $4,825,000 related to the entire investment made in Sugar Sand."

Please refer to page 24 of the 10-Q/A.

Note H - Warrants, F-28

RESPONSE to Comment # 5

We have reviewed our warrants pursuant to EITF 00-19 and calculated the fair value of warrants and evaluated their classification given the 100m authorized shares and the excess authorized shares needed to satisfy the conversion of all warrants as of December 31, 2007. We have determined that no reclassification from permanent equity to liabilities is required in order to make the financial statements present fairly the position of the Company as of December 31, 2007. However, we have revised our footnote to improve our disclosure as follows:

"At December 31, 2007, the Company had 16,161,667 Warrants outstanding entitling the holder thereof the right to purchase one share of common stock for each warrant held as follows:"

Warrant Class	Number of Warrants	Exercise Price Per Warrant	Expiration Date	Fair Market Value

A	500,000	$ 0.350	3/31/08	$ -
May 2006 Debenture	2,911,667	$ 0.150	5/15/11	-
August 2007 Debenture	5,750,000	$ 0.020	8/23/12	6,900
B	5,000,000	$ 0.001	5/23/012	71,000
B	2,000,000	$ 0.001	5/23/012	28,400

Total	16,161,667			$ 106,300

"The fair market value of warrants is calculated using the Black-Scholes Option Pricing Model."

"During the year ended December 31, 2007, the Company issued 12,750,000 warrants and canceled 28,571 warrants that had expired. The August 2007 debenture warrant for 5,750,000 shares of common stock was issued in conjunction with the debenture of the same date and is discussed in Note E. The "B" class warrants were recorded to permanent equity and resulted in $134,510 of expense using the Black-Scholes Option Pricing Model with the following assumptions: expected term 5 years, exercise price $0.001, Strike price $.020, volatility 14.23%, risk free rate 4.86%, and zero dividend yield."

"Stock Warrants Issued to Third Parties"

"The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services."

"In addition, the Company evaluates each derivative issued to determine whether treatment as either equity or a liability is warranted for that derivative pursuant to EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock of that derivative."

"The Company noted that if all warrants (16,161,667) were exercised and added to the currently outstanding shares (87,456,541), the Company would have 103,618,208 shares outstanding, which is 3,618,208 shares in excess of the authorized shares of 100,000,000. Pursuant to EITF 00-19, this should result in a portion of the warrants being reclassified from permanent equity to liabilities. However, given that the total value of debentures is less than 4% of the 2007 net loss the Company has elected to maintain the classification of all warrants as permanent equity."

Please refer to pages F-28 and F-29 of the 10-KSB/A.

The Company intends to make substantially the same foregoing disclosure in its Form 10-Q/A for the period ending March 31, 2008, adjusted to conform to the period being reported.

Please refer to page 23 of the 10-Q/A

Section 302 Certifications

RESPONSE to Comment # 6

The Company has revised its Section 302 certifications to address each of the matters outlined in your comment #6. The marked copy of the proposed amended 10-KSB included herein contains the modified certifications.

Form 10-QSB for the Quarterly Period Ended March 31, 2008

RESPONSE to Comment # 7

The Company intends to amend its 10-QSB for the period ending March 31, 2008 in the manner discussed and outlined herein and as needed to conform to Form 10-Q and improve other disclosures. Additionally, such amended filing shall be made on Form 10-Q/A.

Other Exchange Act Filings

RESPONSE to Comment # 8

The Company is not aware of any other filings that would need to be amended in response to your July 22, 2008 comment letter other than its Form 10-KSB for the period ending December 31, 2007 and Form 10-QSB (10-Q) for the period ending March 31, 2008.

The Company hereby acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded to all of the Staff's comments. If you have any questions or anything that I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Sincerely,

James R. Arabia